NOL

SUPPL

RECEIVED
2009 MAR 25 A 6:-2

11 March 2009

09045634

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

**Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")**
**Neptune Orient Lines Limited**
**File No. 82-2605**

NOL has today made an announcement on the departure of APL Logistics President. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Departure of APLL President) - 11Mar09.DOC

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APL
APL Logistics
Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | NEPTUNE ORIENT LINES LIMITED |
| Company Registration No. | 196800632D |
| Announcement submitted on behalf of | NEPTUNE ORIENT LINES LIMITED |
| Announcement is submitted with respect to * | NEPTUNE ORIENT LINES LIMITED |
| Announcement is submitted by * | Ms Marjorie Wee and Ms Wong Kim Wah |
| Designation * | Company Secretaries |
| Date & Time of Broadcast | 11-Mar-2009 17:21:20 |
| Announcement No. | 00064 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | NOL Announces Departure of APL Logistics President |
| Description | Please see the Company's press release (attached) on the above subject. |
| **Attachments** | APLL_President.pdf<br>Total size = **23K**<br>(2048K size limit recommended) |

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SEC Exemption
No. 82-2605

NOL

**Press Release**

# NOL Announces Departure of APL Logistics President

**Singapore, 11 March 2009:** Global container shipping and logistics group Neptune Orient Lines (NOL) today announced that Mr Brian Lutt, President of its APL Logistics business, is leaving the company to pursue an opportunity outside the Group.

Mr Lutt has been in charge of APL Logistics since October 2005 and has served the NOL Group in various senior managerial roles in the US and Asia for 26 years.

NOL Group President and CEO, Mr Ron Widdows, said: "Brian has made a major contribution to our Group over the course of his career. The APL Logistics business is now well positioned to increase its contribution to NOL's performance. He leaves with our very best wishes for the future."

Mr Widdows will assume responsibility for the activities of APL Logistics, pending the appointment of a new President to lead the business. Mr Widdows said he expected an appointment to be announced in the near future.

**-ENDS-**

Note to editors:


**Media Enquiries:**

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

**Investor Enquiries:**

Mr Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg


**About NOL**

*Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its Terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg*

NOL



10 March 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

**Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")**
**Neptune Orient Lines Limited**
**File No. 82-2605**

NOL has today made an announcement on share price fluctuations. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Share Price Fluctuations) - 10Mar09.DOC

SEC Exemption
No. 82-2605

Print this page

| Miscellaneous |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | NEPTUNE ORIENT LINES LIMITED |
| Company Registration No. | 196800632D |
| Announcement submitted on behalf of | NEPTUNE ORIENT LINES LIMITED |
| Announcement is submitted with respect to * | NEPTUNE ORIENT LINES LIMITED |
| Announcement is submitted by * | Ms Marjorie Wee and Ms Wong Kim Wah |
| Designation * | Company Secretaries |
| Date & Time of Broadcast | 10-Mar-2009 17:44:00 |
| Announcement No. | 00065 |

| >> Announcement Details |
|---|
| The details of the announcement start here ... |

| | |
|---|---|
| Announcement Title * | ANNOUNCEMENT ON SHARE PRICE FLUCTUATIONS |
| Description | Please see the Company's announcement (attached) on the above subject. |
| **Attachments** | Share_Price.pdf<br>Total size = **21K**<br>(2048K size limit recommended) |

Close Window

SEC Exemption
No. 82-2605

**NEPTUNE ORIENT LINES LIMITED**
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

---

**ANNOUCEMENT ON SHARE PRICE FLUCTUATIONS**

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Neptune Orient Lines Limited (the "**Company**") wishes to announce that in the course of its business, the Company continually evaluates all available options to improve its performance and strategic position. It is the Company's policy not to comment on market rumour or speculation. We confirm that the Company has not entered into any agreements that would require disclosure in accordance with the SGX-ST Listing Rules.

It is the Company's policy to make appropriate announcements to update shareholders as and when circumstances warrant.

10 March 2009